MADISON MOSAIC EQUITY TRUST
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

April 16, 2010

BY EDGAR

Ms. Mary Cole
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           Madison Mosaic Equity Trust (SEC File Nos. 2-80805; 811-3615)

Dear Ms. Cole:

The following serves to respond to comments received from you on April 14, 2010 regarding Post-Effective Amendment No. 39 to the Madison Mosaic Equity Trust (“Trust”) Form N-1A Registration Statement relating to the Trust’s annual updating amendment.

Prospectus Comments:  Investors, Mid-Cap, Small/Mid-Cap, Disciplined Equity and Balanced Funds

1.	Comment: Unless otherwise noted, the following comments apply to each fund’s Summary Data section:
a)
For the Investors Fund only, under “Fees and Expenses,” footnote 1 refers to a fee cap.  If this fee cap serves as a fee waiver (i.e., expenses in excess of the fee cap are waived/reimbursed by the adviser), please revise the fee table to show the waiver.

b)	For all funds, under “Payments to Broker-Dealers and Other Financial Intermediaries,” revise the disclosure to track Item 8.
c)	Under “Principal Investment Strategies,”
•	For the Mid-Cap Fund, define, by market cap, what a “mid-sized company” is.
•	For the Small/Mid-Cap Fund, a market cap of $200 million is very low for a small cap stock. Please confirm that this statement is accurate.
•	For the Disciplined Equity Fund, disclose that at least 80% of the fund’s assets will be invested in equity securities. Also give the market cap range of the securities in which the fund will invest.
•	Please ensure consistency across all funds relating to market cap discussions.

Response:                           The changes requested pursuant to Comment 1(b) have been made. Regarding Comment 1(a), this is not a fee waiver arrangement.  Rather, the Investors Fund’s fees, which consist of the advisory fee paid to the investment adviser and a service fee also paid to the investment adviser to cover all other expenses, are capped at 0.99%.   These fees can never exceed 0.99%, but could fall below this level.  Accordingly, we have not changed the fee table.  Regarding Comment 1(c), we define market cap by reference to the applicable market index (rather than by reference to a dollar amount). As per our conversation on April 15th regarding this, it is my understanding that this is acceptable to you.  Finally, to the extent relevant, the discussion of different market caps is now consistent across funds.

Prospectus Comments:  Madison Institutional Equity Option Fund

2.	Comment: In the Summary Data section of the prospectus for this fund, please make the following changes:
a)	Under “Fees and Expenses,” change the management fee to 0.75% (not 0.56%), and revise the total annual fund operating expenses accordingly.
b)	Under “Principal Investment Strategies,” provide a range for large and mid cap stocks.
c)	Under “Risk/Return Bar Chart and Performance Table,” in the table, move the footnote to the column “Since Inception” as a parenthetical.

Response:                           The changes requested pursuant to Comments 2(a) and 2(c) have been made.  Regarding Comment 2(b), we have removed references to the size of the companies in which the fund will invest since we do not believe this to be relevant.

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Please contact me at the telephone number listed above should you have further comments or questions regarding the Registration Statement.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill

General Counsel and Chief Legal Officer